Filed pursuant to Rule 253(g)(2)

File No. 024-11291

OFFERING CIRCULAR SUPPLEMENT NO. 2 DATED DECEMBER 26, 2020

(TO THE OFFERING CIRCULAR DATED OCTOBER 8, 2020

AND QUALIFIED ON October 29, 2020)

CYBER APPS WORLD, INC.

(Exact name of registrant as specified in its charter)

Date: DECEMBER 26, 2020

Nevada	5900	90-0314205
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

9436 W. Lake Mead Blvd., Ste. 5-53

Las Vegas NV 89134-8340

Telephone: 702-805-0632

(Address, including zip code, and telephone number
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This document (the “Supplement”) supplements and should be read in conjunction with the offering circular of Cyber Apps World, Inc. (the “Company”) dated October 8, 2020 and qualified by the Commission on October 29, 2020 (“Offering Circular”).

The purpose of this Supplement is to disclose that the Company’s has amended its offering price from $0.40 per share to $0.48 per share. The Company sold 250,000 shares at $0.40 and will offer the remaining shares of this offering at $0.48 for maximum aggregate net proceeds of $1,500,000. The Company will have 174,662,128 common shares issued and outstanding if it sells all of the shares it are offering at the offering price. In addition, the Company amends its offering so that its shares will be offered on a delayed on continuous basis for up to one year from the date of the offering, which is until October 29, 2021.

OFFERING CIRCULAR SUPPLEMENT DATED OCTOBER 30, 2020

UP TO A MAXIMUM OF 2,916,666 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.48	None	Up to Maximum of $1,500,000